28 April 2003

Issued on behalf of Reed Elsevier PLC

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that they sold on 24 April 2003 51,157 ordinary shares in Reed Elsevier PLC, at a price of 495.0p per share. The transaction took place in order to meet the exercise of share option entitlements by an employee of Reed Elsevier. Following this transaction, the Trust now holds 6,383,764 ordinary shares in Reed Elsevier PLC and 1,345,131 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.